UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1.	Investment Company Act File Number: 811-22701				Date examination completed: February 9, 2016
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: Arden Investment Series Trust
4.	Address of principal executive office (number, street, city, state, zip code): 375 Park Avenue, 32nd Floor, New York, New York, 10152

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Arden Investment Series Trust:

We have examined the compliance of the Arden Alternative Strategies Fund and Arden Alternative Strategies II, each a series of Arden Investment Series Trust, (the “Funds”) as listed in Appendix A, with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2015, and with respect to agreement of security purchases and sales, for the period April 30, 2015, the date of our last examination, through September 30, 2015.

(1)	Confirmation of all securities held by institutions in book entry form for those securities mandated to JP Morgan as subadvisor (Banco Santander (Spain), BK Austria (Austria), BNP Belgium (Belgium), BNP Security Services (France), BNP Italy (Italy), BNP Netherlands (Netherlands), Deutsche Bank AG (Germany), JP Morgan Crest (United Kingdom), Nordea Denmark (Denmark), Nordea Sweden (Sweden), UBS Switzerland (Switzerland), Boston Financial Data Services Inc. and the Depository Trust Company);
(2)	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents
(3)	Confirmation of all futures contracts and underlying collateral with brokers, as applicable
(4)	Confirmation of all swap contracts and underlying collateral with brokers, as applicable
(5)	Confirmation of all forward currency contracts and underlying collateral with brokers, as applicable
(6)	Reconciliation of all such securities, futures contracts, swap contracts and forward foreign currency contracts to the books and records of the Funds and the Custodian
(7)	Agreement of 8 security purchases and 8 security sales or maturities since the date of our last examination from the books and records of the Funds to trade blotters and custodial cash statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

Our examination disclosed the following material noncompliance with Rule 17(f)-2 applicable to the Funds during the period ended September 30, 2015. Paragraph (f) of Rule 17(f)-2 requires an independent public accountant to perform an examination of securities of the Funds at least three times during each fiscal year, at least two of which shall be chosen by such accountant without prior notice to the Funds. The Funds did not engage an independent public accountant until September 23, 2015, and therefore there was no ability to perform the examination without prior notice from the period from March 9, 2015 for the Arden Alternative Strategies Fund, and March 2, 2015 for the Arden Alternative Strategies II, through September 23, 2015.

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In our opinion, except for the material noncompliance described in the preceding paragraph, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17(f)-2 of the Investment Company Act of 1940 (the “Act”) as of September 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of management and the Board of Trustees of Arden Investment Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania

February 9, 2016

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